

SECURITIES AND EXCHANGE COMMISSION

02006713



RECEIVED
FEB 27 2002

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-29204

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/30/00 (MM/DD/YY) AND ENDING 12/28/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Broadcort Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Broadway
(No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Suzanne Menna — (212) 670-0645
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

BROADCORT CAPITAL CORP.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

We, Suzanne Menna and David Akellian, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Broadcort Capital Corp. for the year ended December 28, 2001, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of The New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/25/02
Date

Chief Financial Officer
Title

Signature 2/25/02
Date

President
Title

Subscribed and sworn to before me
on this 25th day of February, 2002

Notary Public

DAISY ROSADO
Notary Public, State of New York
No. 43-5001782
Qualified in Richmond County
Certificate Filed in New York County
Commission Expires Oct. 27, 2002

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

Broadcort Capital Corp.:

We have audited the accompanying balance sheet of Broadcort Capital Corp. (the "Company") for the year ended December 28, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement is based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Broadcort Capital Corp. at December 28, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2002


SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
354
WASH, D.C. SECTION

BROADCORT CAPITAL CORP.

BALANCE SHEET
AS OF DECEMBER 28, 2001 (Dollars In Thousands, Except Per Share Amount)

ASSETS	
Cash	$ 56
Cash segregated for regulatory purposes	30,000
Receivable from affiliated companies	329,468
Other receivables	
Customers (less allowance for doubtful accounts of $49)	118,312
Brokers and dealers	1,263
Other	282
Total	119,857
Equipment and facilities (net of accumulated depreciation and amortization of $18,382)	2,851
Exchange membership (at cost)	190
TOTAL ASSETS	$482,422
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Payable to affiliated companies	$ 50,616
Other payables	
Brokers and dealers	99,727
Customers	160,553
Other	12,418
	272,698
TOTAL LIABILITIES	323,314
Stockholder's Equity	
Common stock, par value $1 per share, 50,000 shares authorized; 1,000 shares outstanding	1
Paid-in capital	45,999
Retained earnings	113,108
Total Stockholder's Equity	159,108
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$482,422

See Notes to Balance Sheet.

BROADCORT CAPITAL CORP.

NOTES TO BALANCE SHEET
DECEMBER 28, 2001
(Dollars in Thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Broadcort Capital Corp. ("BCC") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and provides security clearing services on a fully-disclosed basis. BCC, through the Citation Group, provides marketing and distribution of research and other related services to institutional clients on a soft-dollar basis in exchange for agreements to direct securities trades which generate specified amounts of commission, trading and underwriting revenues. These revenues are recorded net of related research and service expenses. BCC is a wholly-owned, guaranteed subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). MLPF&S is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co.").

Basis of Presentation - The balance sheet is presented in accordance with U.S. generally accepted accounting principles and prevailing industry practices.

In presenting the balance sheet, management makes estimates regarding the outcome of litigation, the realization of deferred tax assets, restructuring and other charges, the accrual of research and service expenses that affect the reported amounts and disclosure of contingencies in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates.

Substantially, all financial instrument assets are carried at fair value or amounts that approximate fair value.

Customer Transactions - Commissions, clearing and execution fees, and related expenses charged for executing customer and introducing broker and dealer (collectively "clients") transactions are accrued on a trade date basis and are included in current period earnings.

Clients' securities transactions are recorded on a settlement date basis. Receivables from and payables to clients include amounts due on cash and margin transactions and commission receivable accounts with introducing brokers and dealers. Securities owned by clients, including those that collateralize margin or other similar transactions, are not reflected on the balance sheet.

Equipment and Facilities - Equipment and facilities primarily consist of technology hardware and software and leasehold improvements. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization. The cost of certain facilities shared with affiliates is allocated to BCC based on the relative amount of space occupied.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the equipment's estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease. Maintenance and repair costs are expensed as incurred.

Income Taxes - The results of operations of BCC are included in the consolidated U.S. federal and combined state and local income tax returns of ML&Co. ML&Co. allocates income taxes to its subsidiaries in a manner that approximates the separate company method.

BCC uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted.

BCC provides for deferred income taxes resulting from temporary differences which arise from recording certain transactions (principally asset and liability reserves) in different years for income tax reporting purposes than for financial reporting purposes. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company assesses its ability to realize deferred tax assets primarily based on the earnings history and the absence of negative evidence as discussed in SFAS No. 109, *Accounting for Income Taxes* such as circumstances that if unfavorably resolved would adversely affect future operations or profit levels or a history of tax credit carryforwards expiring unused.

2. NEW ACCOUNTING PRONOUNCEMENTS

On the first day of fiscal year 2001, BCC adopted Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and for Hedging Activities*. SFAS No. 133, requires all derivatives, including certain derivatives embedded in other contracts, to be recorded on the balance sheet at fair value. As BCC does not engage in hedging activities and does not have instruments that fall within the scope of SFAS No. 133, adoption of this statement did not have an impact on the balance sheet of BCC.

In August 2001, the Financial Accounting Standards Board released SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for the Long-Lived* and the accounting and reporting provisions of ABP Opinion No.30, *Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* for the disposal of a segment of the business as previously defined in that opinion. This Statement also amends ARB No. 51, *Consolidated Financial Statements* to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. The Company adopted the provisions of SFAS No. 144 on the first day of its fiscal year 2002. The adoption of SFAS No. 144 had no impact on the balance sheet of BCC.

In September 2000, the Financial Accounting Standards Board released SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, a replacement of SFAS No. 125. These provisions relate primarily to the accounting and disclosures for collateral received or pledged in secured borrowing transactions. On April 1, 2001, the Company adopted the provisions of this statement that were required to be adopted in the second quarter of 2001. These provisions provide new guidance for determining whether a transfer of assets should be accounted for as a sale or a secured borrowing, and also change the accounting for certain securities lending transactions. The adoption of the new provisions had no impact on the Company's balance sheet as of December 28, 2001.

3. RELATED PARTY TRANSACTIONS

MLPF&S provides significant services to BCC which include the financing of BCC's client balances and the clearing and execution of BCC's client securities transactions on an omnibus basis. BCC rents office space and equipment from MLPF&S and also reimburses MLPF&S for rendering accounting, regulatory, cash management, computer, and other services in accordance with the terms of an omnibus service agreement between the companies.

4. TRADING AND RELATED ACTIVITIES

Credit Risk - BCC is exposed to risk of loss if a client or counterparty fails to perform its obligations under contractual terms and the collateral held, including collateral deposited by introducing brokers, is deemed worthless ("default risk"). BCC has established policies and procedures for mitigating credit risk including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining collateral, and continually assessing the creditworthiness of clients and counterparties.

In the normal course of business, BCC executes, settles and finances various client securities transactions. Execution of these transactions include the purchase and sale (including "short sales") of securities. These activities may expose BCC to default risk arising from the potential that clients or counterparties may fail to satisfy their obligations. In these situations, BCC may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its clients or counterparties. In addition, BCC seeks to control the risks associated with its client margin activities by requiring clients to maintain collateral in compliance with regulatory and internal guidelines. BCC adopted SFAS No. 140 which requires the reclassification of certain pledged assets and disclosures regarding collateral for the December 28, 2001 financial statements. At December 28, 2001, the fair value of securities received as collateral where BCC is permitted to sell or repledge the securities and the fair value of the portion that has been sold or repledged was $141,957.

5. SUBORDINATED BORROWINGS

BCC may borrow up to $50,000 under the terms of a revolving subordinated loan agreement with ML&Co. which expires on August 25, 2003. These borrowings, if drawn upon, have been approved for regulatory capital purposes. At December 28, 2001, BCC did not have any borrowings outstanding under this agreement.

6. COMMITMENTS AND CONTINGENCIES

Litigation - As of December 28, 2001, ML&Co. and certain of its subsidiaries have been named as a party in various actions, some of which involve claims for substantial amounts. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management that the resolution of these actions will not have a material adverse effect on the financial position of BCC. There are no legal actions pending against BCC as of December 28, 2001.

7. EMPLOYEE BENEFIT PLANS

BCC provides retirement benefits to its employees under defined contribution plans and a group annuity contract sponsored by ML&Co. ML&Co. reserves the right to amend or terminate these plans at any time. The defined contribution plans consist of the Retirement Accumulation Plan, the Employee Stock Ownership Plan ("ESOP") and the 401(k) Savings and Investment Plan. These plans cover substantially all U.S. employees who have met service requirements. ML&Co. has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974.

8. EMPLOYEE INCENTIVE PLANS

The Company participates in several employee compensation plans sponsored by ML& Co. which provide eligible employees with stock, options to purchase shares, and deferred cash compensation. These plans include the Long Term Incentive Compensation Plans ("LTIC Plans"), the Equity Capital Accumulation Plan ("ECAP") and the Employee Stock Purchase Plan ("ESPP"). The costs associated with these plans are allocated to the Company by ML& Co.

LTIC Plans and ECAP - LTIC Plans and ECAP provide for grants of equity and equity-related instruments of ML&Co. to certain key employees of the Company.

ESPP - ESPP allows eligible employees to invest from 1% to 10% of their eligible compensation to purchase ML& Co.'s common stock at a price generally equal to 85% of its fair market value.

9. INCOME TAXES

As part of the consolidated group, BCC transfers to ML&Co. its current U.S. federal, state and local tax liabilities or assets. At December 28, 2001, BCC had a current tax payable to ML&Co. of $6,164 and deferred tax assets of $1,447.

10. REGULATORY REQUIREMENTS

As a registered broker-dealer, BCC is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by this rule, the minimum required net capital, as defined, shall not be less than 2% of aggregate debit balances arising from customer securities transactions. At December 28, 2001, BCC's regulatory net capital of $153,500 was 130.6% of aggregate debit items, and its regulatory net capital in excess of the minimum required was $151,149.

BCC is required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB"). At December 28, 2001, BCC's PAIB reserve computation indicated that BCC did not have a PAIB requirement. BCC had cash of $3,000 on deposit.

11. SEPTEMBER 11TH RELATED EXPENSES

On September 11th terrorists attacked the World Trade Center complex, which subsequently collapsed and damaged surrounding buildings, including some occupied by Merrill Lynch. These events precipitated the temporary relocation of the Company's employees from its offices located at 222 Broadway. The Company suffered minimal impact as a result of terrorist attacks.

12. RESTRUCTURING CHARGE

During the fourth quarter of 2001, ML&Co.'s management formally committed to a restructuring plan designed to position ML&Co. for improved profitability and growth, including the resizing of selected businesses and other structural changes. Structural changes include targeted workforce reductions through a combination of involuntary and voluntary separations. All reductions related to BCC have either been completed or announced and all have been identified.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com


Deloitte
& Touche

February 25, 2002

Broadcort Capital Corp.
222 Broadway
New York, New York 10038

In planning and performing our audit of the financial statements of Broadcort Capital Corp. (the "Company") for the year ended December 28, 2001 (on which we issued our report dated February 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) [including the practices and procedures followed by the Company in making the periodic computations of Proprietary Accounts of Introducing Brokers ("PAIB")]; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. The possession or control requirements of Rule 15c3-3 are accomplished through Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") under its omnibus clearing agreement with the Company and are reported by MLPF&S for regulatory purposes.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 28, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

BROADCORT CAPITAL CORP.
(SEC I.D. No. 8-29204)

BALANCE SHEET AS OF DECEMBER 28, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.